Exhibit 99.1

Jaguar Mining Inc. Announces the Appointment of Frederick Hermann and Luis Miraglia to its Board of Directors

JAG - TSX/NYSE

BELO HORIZONTE, Brazil, Sept. 27, 2012 /CNW/ - Jaguar Mining Inc. ("Jaguar" or the "Company") (JAG: TSX/NYSE) today announced the appointment of Frederick Hermann and Luis Miraglia to its Board of Directors.  The term of their appointment is until the next Annual General Meeting of the Company at which time they will stand for election by the shareholders.

"We are extremely pleased to have Fred and Luis join the Board," said Richard Falconer, Chairman of Jaguar's Board of Directors.  "They bring a wealth of experience and leadership that are particularly relevant to Jaguar, our industry and our plans going forward.  We welcome them to the Board and look forward to benefitting from their leadership and insight."

Mr. Hermann has 30 years of mining industry experience, most recently as Chief Operating Officer for Breakwater Resources Ltd. and previously as the Chief Inspector of Mines for British Columbia.  His areas of expertise include Health and Safety, Environment, Productivity Improvement, Risk Management and Mitigation, and Crisis Management.  Mr. Hermann holds a B.A. in Economics from the University of Calgary and Bachelor of Science and Master of Science degrees in Mining Engineering from the South Dakota School of Mines and Technology.

Mr. Miraglia is a native of Minas Gerais, Brazil with 18 years of experience in legal practice specializing in corporate law, mergers and acquisitions, project finance, infrastructure projects and mining.  He holds a degree (JD equivalent) from the Universidade Federal de Minas Gerais in Belo Horizonte, Brazil and a Master of Laws degree from the University of Chicago Law School.

The appointment of Mr. Hermann and Mr. Miraglia coincides with the departure of Gary German and John Andrews whose resignations, which were tendered on June 29, 2012 following Jaguar's Annual General Meeting, have been accepted by the Board.  Gil Clausen, who similarly offered to tender  his resignation on June 29, 2012, will remain on the Board based on the recommendation of the Governance Committee.  It is the view of the Governance Committee that retaining Mr. Clausen is in the best interest of the Company largely due to the extensive mining and financial experience he possesses and diligently brings to bear on behalf of Jaguar.

Mr. German was instrumental in taking the Company public in 2002 and has been on the Board since 2003, serving as Chairman from 2003 to 2012.  Following the initial public offering, Mr. German provided important leadership that led to the ensuing years of remarkable growth in mining assets and production.

Mr. Andrews joined the Board in 2011 and his leadership and management expertise were critical to developing the plans now being implemented to improve Jaguar's productivity, costs and cash flow.  The Board expressed great appreciation for his dedicated efforts and accomplishments as interim Chief Executive Officer, a position he held from from May to September of 2012. Special care and attention has been taken over the past several weeks to ensure a continuation of the operational transition that Mr. Andrews initiated and a smooth transition from his leadership to that of the new management team.

"We want to thank Gary and John for their dedicated service to the Company," Mr. Falconer stated.  "The many contributions these gentlemen have made in their service to the Board will be greatly missed."

About Jaguar

Jaguar is a junior gold producer in Brazil with operations in a prolific greenstone belt in the state of Minas Gerais and is developing the Gurupi Project in Northern Brazil in the state of Maranhão.  The Company is actively exploring and developing additional mineral resources at its approximate 220,000-hectare land base in Brazil.  Additional information is available on the Company's website at: www.jaguarmining.com.

SOURCE: Jaguar Mining Inc.

%CIK: 0001333849

For further information:

Company Contacts

Roger Hendriksen
Vice President, Investor Relations
603-410-4888
rhendriksen@jaguarmining.com

Valéria Rezende DioDato
Director of Communication
011-55-31-4042-1249
valeria@jaguarmining.com

CO: Jaguar Mining Inc.

CNW 17:19e 27-SEP-12